

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2014

Via E-mail
Terrence Byberg
Chief Executive Officer
Silver Stream Mining Corp.
9550 South Eastern Avenue
Suite 253, Las Vegas, NV 89123

> **Re:** **Silver Stream Mining Corp. (f/k/a W.S. Industries, Inc.)**
> **Form 8-K**
> **Filed June 24, 2014**
> **Form 8-K**
> **Filed May 15, 2013**
> **Form 8-K**
> **Filed April 18, 2013**
> **File No. 000-52752**

Dear Mr. Byberg:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief